
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-51602


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                            MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER: **VIANT CAPITAL, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WASHINGTON STREET, SUITE 325
                              (No. and Street)

SAN FRANCISCO   CA   94111
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT SMITH   (415) 820-6100
                                                        (Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
 Cropper Accountancy Corporation

                    (Name – *if individual, state last, first, middle name*)

2872 Ygnacio Valley Road, #460   Walnut Creek   CA   94598
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)


Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.


SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Scott Taylor Smith</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>VIANT CAPITAL, LLC</u>, as of <u>December 31</u>, <u>2020</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:

Scott T. Smith

1F5A92B6B9FC400...

Signature

Partner & Managing Director

Title

2/26/2021

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the consolidation. Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2020

TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Viant Capital, LLC as of December 31, 2020, the related statements of income, changes in company equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Viant Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Viant Capital, LLC's management. Our responsibility is to express an opinion on Viant Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Viant Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I-II has been subjected to audit procedures performed in conjunction with the audit of Viant Capital, LLC's financial statements. The supplemental information is the responsibility of Viant Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Viant Capital, LLC's auditor since 2001.
Walnut Creek, California
February 26, 2021

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	823,862
Accounts receivable		25,537
Prepaids and rent deposits		18,891
Warrants		789,772
Other investments		135,300
Operating Lease Assets		134,610
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $234,812		4,540
Total Assets	$	1,932,512

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	78,295
Operating Lease Liability		134,610
Deferred Revenue		144,887
Loans		215,600
Total Liabilities		573,392
Company equity:		
Contributed capital, net of accumulated withdrawals		(11,619,271)
Cumulative earnings		12,978,391
Total Company equity		1,359,120
Total Liabilities and Company Equity	$	1,932,512

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Income
For the Year Ended December 31, 2020

Revenue		
Retainers and success fees	$	1,757,148
Investment income (loss)		4,324
Unrealized (loss)		(194,886)
Total revenue		1,566,586
Expenses		
Payroll Related expenses		526,526
Commission expense		233,975
Rent, net of subtenants		164,429
Insurance		97,713
Professional fees:		
Computer support		39,196
Tax and Accounting		70,323
Compliance		77,011
Legal		755
Office expense		3,422
Regulatory fees		9,957
Telephone and communication		7,230
Travel and entertainment		2,049
Subscriptions and data services		2,548
State taxes		684
Local taxes		30,065
Interest expense		6,234
Bad debt expense		33,000
Depreciation and amortization		583
Other		-
Total expenses		1,305,700
Net income	$	260,886

The accompanying notes are an integral part of these financial statements.

- 3 -

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2020

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2019	$(11,353,442)	$12,717,505	$ 1,364,063
Net income	-	260,886	260,886
Member Contribution	-	-	-
Members Distributions	(265,829)	-	(265,829)
Balance - December 31, 2020	$(11,619,271)	$12,978,391	$ 1,359,120

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 260,886
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	583
Unrealized gain on investments	181,743
Changes in and liabilities:	
(Increase) decrease in operating assets	
Increase in accounts receivable	(23,557)
Increase in lease deposits and prepaid expenses	36,719
Lease assets	143,375
Increase (decrease) in operating liabilities	
Decrease in accounts payable and accrued liabilities	46,833
Lease obligations	(143,375)
Deferred Revenue	(180,313)
Loans	215,600
Net cash provided by (used in) operating activities	538,494
Cash flows from investing activities:	
Additions to fixed assets	(2,424)
Sale of other investments	43,252
Warrants	196,435
Net cash provided by (used in) investing activities	237,263
Cash flows from financing activities:	
Member contributions	-
Members distributions	(265,829)
Net cash provided by (used in) financing activities	(265,829)
Net increase in cash	509,928
Cash at beginning of year	510,369
Cash at end of year	$ 1,020,297
Supplemental disclosure:	
State income taxes paid	$ 684
Interest paid	$ 6,234

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

_____

1. *General Information and Summary of Significant Accounting Policies*

Description of Business
Viant Capital, LLC (the "Company"), a subsidiary of Viant Group, LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants
As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements
Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

1. *General Information and Summary of Significant Accounting Policies (Continued)*

The three levels of inputs within the fair value hierarchy are defined as follows:

> *Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.*
>
> *Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.*
>
> *Level 3 - Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.*

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2020, the cash balance was held in two banks, and exceeded the FDIC limit of $250,000 by $583,971.

2. *Net Capital Requirement*

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.41 to 1 at December 31, 2020. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2020, the Company had net capital as defined of $539,513, which exceeded the minimum requirement of $14,879 by $524,634. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. *Exemption From Rule 15c3-3*

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

4. _Lease Commitment_

The rent for 2020 was $164,429, which was net of subtenant rents of $186,895. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street. A second lease amendment was signed in February 2016, which includes an extension term with a commencement date of December 2016 through November 2021.

500 Washington	**Gross Lease Amount 2020**	**Monthly Payment (Gross)**	**Sublease Payments 2020**	**Net Lease Payments 2020**
September 2013 to November 2021	_$351,324_	_$28,091_	_$186,895_	_$164,429_

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balances of each were $282,335 at December 31, 2020. Both the lease asset and the lease liability were offset by the balances of the sublease asset and the sublease liability, totaling $147,725. The balances of the net lease asset and the net lease liability at December 31, 2020 were both $134,610.

5. _Income Taxes_

There is no federal income tax liability for the Company at December 31, 2020. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

6. _Fixed Assets_

At December 31, 2020 the fixed assets were as follows:

Furniture and equipment	_$175,136_
Depreciation of furniture and equipment	_(170,596)_
Net furniture and equipment	_4,540_
Tenant improvements - Washington Street	_64,216_
Amortization of leasehold improvements	_(64,216)_
Net leasehold improvements	
Total fixed assets and leasehold improvements	_$ 4,540_

Furniture and equipment are depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

7. *Restricted Securities*

Fair value measurements
During the normal course of business, stock warrants are received for services performed by the Company.

The Company also invested in early stage private companies. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2020, the Company had common stock in four private companies totaling $135,300. These private company investments would be deemed to be Level 3 due to the lack of significant observable inputs. The Company used the Black Scholes method of valuation to value the warrants at December 31, 2020. There were no transfers in or out of Level 3 during 2020.

Warrants in Private Companies
The Company has warrants in various private companies. The estimated value of these warrants is $789,772 as of December 31, 2020. These warrants are classified as Level 3.

	Warrants and Options	Fair Market Value
Greyrock Energy Inc.	7,545	$ 6,059
Gray Meta Inc.	79,244	145,017
GrayMeta, Inc.	340,756	623,583
ForeLight Inc.	37,716	14,780
Other Warrants	NIA	334
		$ 789,773

8. *Subsequent Events*

Management has evaluated subsequent events through the date on which the financial statements were available to be issued. No additional adjustments or disclosures to the financial statements were deemed necessary.

9. *Recent Accounting Pronouncements*

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("Topic 326"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. Topic 326 was effective for the Company's fiscal year ending December 31st, 2020. Topic 326 will have applicability to the Company's accounts receivable portfolio. The Company adopted Topic 326 during the year, which had an immaterial impact on the Company's financial statements.

VIANT CAPITAL, LLC
Notes to Financial Statements
December 31, 2020

10. *Loan Payable*

The Company received a loan from First Republic Bank in the amount of $63,600 under the Paycheck Protection Program established by the Coronavirus Aide, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated April 27, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures, such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of 1% per annum and is payable in monthly installments of principal and interest over twenty-four months beginning twelve months from the date of the loan. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note. As of December 31st, 2020 the Company has applied for loan forgiveness and is awaiting approval for complete forgiveness.

The Company also received a loan from the U.S. Small Business Administration in the amount of $152,000. The loan is subject to a note dated July 15, 2020. The Company must pay principal and interest payments every month beginning twelve months from the date of the note. All remaining principal and accrued interest is due and payable thirty years from the date of the Note.

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Company equity		$ 1,359,120
Assets not allowed for net capital purposes:		
Accounts receivable	(25,537)	
Deposits and prepaid assets	(18,891)	
Warrants	(789,772)	
Other investments	(135,300)	
Net furniture and equipment	(4,540)	(974,040)
Allowable credits		154,433
		539,513 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($223,182) or $5,000		14,879
Net capital in excess of requirement		$ 524,634
Aggregate indebtedness		$ 223,182 B
Ratio of aggregate indebtedness ($223,182) to net capital ($539,513)		0.41 to 1
B	A	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 78,295	$ 539,513	0.15 to 1
Addition of deferred revenue	144,887	-	
Per statements as finalized	$ 223,182	$ 539,513	0.41 to 1

VIANT CAPITAL LLC
Schedule II
Computation for determination of Reserve Requirements
and Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the SEC
December 31, 2020

The Company is not claiming an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. See Exemption Report for further detail.





CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Viant Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Viant Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Viant Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Viant Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Viant Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Viant Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

Viant Group

Viant Capital LLC
500 Washington Street, Suite 325
San Francisco, CA 94111

Viant Capital LLC Exemption Report

Viant Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities to institutional customers on a best efforts basis, and (2) merger and acquisition consulting and investment advisory; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

Viant Capital LLC

I, Scott Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Scott T. Smith
1F5A92B6B9FC400...

2/26/2021

By: _____
Title: CEO | Managing Director
02/26/21

2 Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker-dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviations.





CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Viant Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Viant Capital, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities to institutional customers on a best efforts basis, and; (2) merger and acquisition consulting and investment advisory, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Viant Capital, LLC's claim to limiting its business activities to (1) private placements of securities to institutional customers on a best efforts basis, and; (2) merger and acquisition consulting and investment advisory, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

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6*10*******705*****************ALL FOR AADC 940
51602   FINRA    DEC
VIANT CAPITAL LLC
500 WASHINGTON ST STE 325
SAN FRANCISCO, CA 94111-2947
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) ..... $ 2,300

   B. Less payment made with SIPC-6 filed (**exclude interest**) ..... (846)
      07/28/2020
      Date Paid

   C. Less prior overpayment applied ..... (_____)

   D. Assessment balance due or (overpayment) ..... _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ..... _____

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $ 1,454

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑   Funds Wired ☐   ACH ☐
      Total (must be same as F above) ..... $ 1,454

   H. Overpayment carried forward ..... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
_____
(Name of Corporation, Partnership or other organization)

Jeannette Gaston
_____
(Authorized Signature)

Dated the __23__ day of __February__ , 20 20 .

FINOP
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,566,586

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       Bad Debt   33,000
       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   33,000

2d. SIPC Net Operating Revenues $ 1,533,586

2e. General Assessment @ .0015 $ 2,300
                                                                  (to page 1, line 2.A.)

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